Perimeter Solutions, SA

12E rue Guillaume Kroll, L-1882 Luxembourg

Grand Duchy of Luxembourg

November 10, 2021

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Margaret Schwartz

Re:	Perimeter Solutions, SA Registration Statement on Form S-1 File No. 333-260798

Dear Ms. Schwartz:

Perimeter Solutions, SA (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on November 12, 2021, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

Perimeter Solutions, SA

By:	/s/ Haitham Khouri
Name: Haitham Khouri
Title: Director
cc:	Alan I. Annex, Esq.
Flora R. Perez, Esq.
Greenberg Traurig, P.A.

[Signature Page to Acceleration Request Letter]